Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Ginkgo Bioworks Holdings, Inc. for the registration of its Class A common stock, Preferred Stock, Warrants and Units and to the incorporation by reference therein of our report dated February 29, 2024, except for note 15 and the effects of the reverse stock split described in note 2, as to which the date is February 25, 2025, with respect to the consolidated financial statements of Ginkgo Bioworks Holdings, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2024, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Boston, Massachusetts
August 7, 2025